FOR IMMEDIATE RELEASE:	November 11, 2013	PR 13-23

Atna Reports Third Quarter 2013 Earnings and Operations Results

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) today released unaudited interim financial results for the Company’s third quarter ended September 30, 2013. Unless otherwise designated, all amounts are in U.S. dollars. Additional details may be found in the MD&A and Financials filed on SEDAR, on EDGAR, or on the Company’s website at www.atna.com.

Highlights for Third Quarter 2013:

•	Briggs produced $2.2 million in operating cash flow inclusive of working capital adjustments.
•	Briggs sold 9,147 ounces of gold, an increase of 35 percent relative to second quarter 2013.
•	Unit production costs at Briggs declined 25 percent from $17.70 per ton crushed in Second Quarter 2013 to $13.27 per ton crushed in the Third Quarter 2013.
•	Cash-cost of gold sold decreased 13 percent from $1,131 per ounce to $986 per ounce; and all-in sustaining cost decreased 23 percent from $1,409 per ounce to $1,084 per ounce in the Third Quarter 2013.
•	Atna sustained a net loss of $1.2 million, ($0.01) per basic share, due in large part to interest expense and a realized loss on derivatives.
•	As of quarter-end, cash and cash equivalents were $2.8 million.
•	Debt decreased by $5.4 million in the third quarter and approximately an additional $1.3 million in October 2013.
•	In September 2013, the Company closed a C$5.8 million private placement netting $5.3 million.
•	In October 2013, the Company announced a restructuring of its C$17.5 million Credit Facility with Sprott Lending, deferring remaining principal payments into 2014.
•	No lost-time or medical-reportable accidents occurred within the Company during Third Quarter 2013.
•	Strong gold recovery was demonstrated by column test work on mixed oxide ores crushed to a minus-2-inch size from the Mag open-pit project, adjacent to the Pinson-underground mine.

Highlights for Nine Months Ended September 30, 2013:

•	Net cash provided by operating activities in the first nine months of 2013 was $6.8 million.
•	Briggs produced $11.7 million in operating cash flow, $8.6 million of this being before working capital adjustments.
•	Gold production from Pinson and Briggs in the first nine months of 2013 totaled 28,137 ounces. Briggs is expected to produce 9,000 to 10,000 ounces in the fourth quarter of 2013.
•	Atna generated a pre-tax loss of $2.0 million and a net loss of $1.5 million, ($0.01) per basic share, in the first nine months of 2013.

Conference Call

Management will host a conference call on Tuesday, November 12th, 2013, at 11:00a.m. Eastern Time, to discuss these results and general corporate and project activities. Participants in the U.S. and Canada dial (877) 559-1977; International callers dial (660) 422-4979. Please reference conference ID # 99412071

A replay of the call will be available through 5:00p.m Eastern on Thursday, November, 14 2013, by dialing (855) 859-2056 or (404) 537-3406, reference conference ID # 99412071

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2012 Form 20-F dated March 21, 2013.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES

SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION

(US dollars, IFRS basis)

(Unaudited)

	September 30,	December 31,
BALANCE SHEETS	2013	2012

ASSETS
Current assets	$23,380,700	$41,460,300
Non-current assets	138,309,900	118,724,400

Total assets	161,690,600	160,184,700

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	29,039,200	35,031,300
Notes payable - long term	1,557,000	1,565,700
Other non-current liabilities	8,164,800	6,219,200
Shareholders' equity	122,929,600	117,368,500

Total liabilities and shareholders’ equity	$161,690,600	$160,184,700

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
STATEMENTS OF OPERATIONS	2013	2012	2013	2012

Revenues	$12,030,500	$14,236,800	$34,336,100	$43,268,800
Cost of sales	10,021,700	10,948,900	30,804,300	31,214,900
General and administrative	1,273,400	1,042,900	3,785,700	3,214,700
Exploration and property-maintenance	748,000	783,800	1,260,100	1,203,800
Operating (loss) profit	(12,600)	1,461,200	(1,514,000)	7,635,400
Other expenses, net	(1,159,300)	(954,700)	(514,600)	(2,211,700)
Income tax recovery (expense)	-	228,300	576,400	(825,700)
Net income	$(1,171,900)	$734,800	$(1,452,200)	$4,598,000

Comprehensive (loss) income	$(1,550,500)	$147,200	$(923,900)	$3,931,900

Basic and diluted (loss) income per share	$(0.01)	$0.01	$(0.01)	$0.04

Basic weighted-average shares outstanding	146,400,578	124,508,624	146,400,578	125,195,774

STATEMENTS OF CASH FLOWS

Cash and cash equivalents, beginning of the period	$2,101,600	$8,437,200	$19,342,900	$9,963,100
Net cash (used) provided by operating activities	(113,400)	1,331,300	6,785,600	9,180,000
Net cash used in investing activities	(2,476,400)	(4,588,100)	(20,623,900)	(13,502,300)
Net cash provided (used) in financing activities	3,329,400	15,439,200	(2,527,000)	15,037,900
Effect of exchange-rate changes on cash	(19,100)	56,200	(155,500)	(2,900)

Cash and cash equivalents, end of the period	$2,822,100	$20,675,800	$2,822,100	$20,675,800